November 6, 2007

David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

> **Re:** **New Century Companies, Inc.**
> **Registration Statement on Form SB-2**
> **Amended on October 18, 2007**
> **File No. 333-144702**

Dear Mr. Duquette:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment five in our letter to you dated August 15, 2007. Please file the revised opinion as exhibit 5.1 to a pre-effective amendment.

2.   We note your response to prior comment seven. Tell us why the date in the paragraph immediately preceding the signatures is different from the date next to the individuals' signatures.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3646 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Marcelle Balcombe, Sichenzia Ross Friedman Ference LLP